 As filed with the Securities and Exchange Commission on September 16, 2020

Securities Act No. 33-44964

Investment Company Act File No. 811-06526

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 171	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 174	☒

BOSTON TRUST WALDEN FUNDS

(formerly, “The Boston Trust & Walden Funds”)

(Exact Name of Registrant as Specified in Charter)

One Beacon Street, Boston, MA 02108

(Address of Principal Executive Offices)

Registrant’s Telephone Number: 1-800-282-8782

Michael V. Wible

Thompson Hine LLP

41 S. High Street,

Suite 1700

Columbus, Ohio 43215

(Address of Agent for Service)

With Copies to:

Jennifer Hankins

Citi Fund Services Ohio, Inc.

4400 Easton Commons, Suite 200

Columbus, Ohio 43219

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

Effective September 30, 2020, the Registrant will change the name of Walden Balanced Fund to “Boston Trust Walden Balanced Fund”, Walden Equity Fund to “Boston Trust Walden Equity Fund”, Walden Midcap Fund to “Boston Trust Walden Midcap Fund”, Walden SMID Cap Fund to “Boston Trust Walden SMID Cap Fund” and Walden International Equity Fund to “Boston Trust Walden International Equity Fund.”

In connection with these name changes, this Post-Effective Amendment is being filed solely for the purposes of amending Part C and filing certain exhibits, including the Amended and Restated Declaration of Trust as Exhibit (a)(1), the Amendment to the Declaration of Trust as Exhibit (a)(2), Amendment to Investment Advisory Agreement as Exhibit (d)(6), Second Amendment to the Distribution Agreement as Exhibit (e)(4), Amendment to Custody Agreement as Exhibit (g)(6), Amendment to Global Custodial Services Agreement as Exhibit (g)(10), Amendment to the Services Agreement as Exhibit (h)(5), Amendment to Transfer Agency Agreement as Exhibit (h)(10), Amendment to Sub-Transfer Agency Agreement as Exhibit (h)(14), Amendment to Expense Limitation Agreement as Exhibit (h)(16), Amendment to Expense Limitation Agreement as Exhibit (h)(18), and Shareholder Services Plan, as amended as Exhibit (h)(22), to this Registration Statement on Form N-1A.

Part A and Part B of Post-Effective Amendment No. 169 to the Registration Statement filed on April 23, 2020 are incorporated herein by reference.

PART C

OTHER INFORMATION

ITEM 28. EXHIBITS

(a)(1)	Amended and Restated Declaration of Trust dated as of February 25, 2020 is filed herewith.

(a)(2)	Amendment to the Declaration of Trust approved August 18, 2020 is filed herewith.

(b)(1)	By-Laws (22)

(c)	Certificates for Shares are not issued. Articles IV, V, VI and VII of the Declaration of Trust, filed as Exhibit (a) hereto, define rights of holders of Shares.

(d)(1)	Investment Advisory Agreement between Registrant and Boston Trust Investment Management, Inc. (3)

(d)(2)	Amendment to Investment Advisory Agreement dated May 24, 2012 (11)

(d)(3)	Amendment to Investment Advisory Agreement dated June 9, 2015 (15)

(d)(4)	Amendment to Investment Advisory Agreement dated March 1, 2018 (17)

(d)(5)	Amendment to Investment Advisory Agreement dated September 4, 2019 (20)

(d)(6)	Amendment to Investment Advisory Agreement dated August 18, 2020 is filed herewith.

(e)(1)	Distribution Agreement between Registrant and Foreside Financial Group, LLC dated August 12, 2016 (16)

(e)(2)	Novation of Distribution Agreement dated February 28, 2017 (16)

(e)(3)	Amendment to the Distribution Agreement dated September 4, 2019 (20)

(e)(4)	Second Amendment to the Distribution Agreement dated August 18, 2020 is filed herewith.

(f)	Not Applicable

(g)(1)	Custody Agreement between Registrant and Boston Trust & Investment Management Company (formerly United States Trust Company of Boston) (1)

(g)(2)	Amended Schedule A to the Custody Agreement dated August 12, 2011 (10)

(g)(3)	Amendment to Custody Agreement dated May 24, 2012 (11)

(g)(4)	Amendment to Custody Agreement dated March 16, 2016 (15)

(g)(5)	Amendment to Custody Agreement dated September 4, 2019 (20)

(g)(6)	Amendment to Custody Agreement dated August 18, 2020 is filed herewith.

(g)(7)	Global Custodial Services Agreement between the Registrant and Citibank, N.A. dated June 9, 2015 (14)

(g)(8)	Amendment to Global Custodial Services Agreement dated January 1, 2019 (18)

(g)(9)	Amendment to Global Custodial Services Agreement dated September 4, 2019 (20)

(g)(10)	Amendment to Global Custodial Services Agreement dated August 18, 2020 is filed herewith.

(h)(1)	Services Agreement between the Registrant and Citi Fund Services Ohio, Inc. effective as of June 30, 2016 (16)

(h)(2)	Amendment to the Services Agreement effective as of June 1, 2018 (17)

(h)(3)	Amendment to the Services Agreement effective January 1, 2019 (18)

(h)(4)	Amendment to the Services Agreement dated September 4, 2019 (20)

(h)(5)	Amendment to the Services Agreement dated August 18, 2020 is filed herewith.

(h)(6)	Transfer Agency Agreement between the Registrant and United States Trust Company of Boston Management Company (4)

(h)(7)	Amendment to Transfer Agency Agreement dated May 24, 2012 (11)

(h)(8)	Amended Schedule A to Transfer Agency Agreement (16)

(h)(9)	Amendment to Transfer Agency Agreement dated September 4, 2019 (20)

(h)(10)	Amendment to Transfer Agency Agreement dated August 18, 2020 is filed herewith.

(h)(11)	Amended and Restated Sub-Transfer Agency Agreement between Registrant, Boston Trust & Investment Management, Inc. and Citi Fund Services Ohio, Inc. (8)

(h)(12)	Amendment to Amended and Restated Sub-Transfer Agency Agreement dated May 20, 2015 (evidencing assignment to SunGard Investor Services, LLC) (14)

(h)(13)	Amendment to Sub-Transfer Agency Agreement dated September 4, 2019 (evidencing acquisition by FIS Investors Services, LLC) (20)

(h)(14)	Amendment to Sub-Transfer Agency Agreement dated August 18, 2020 (evidencing Fund name changes) is filed herewith.

(h)(15)	Expense Limitation Agreement between the Registrant and Boston Trust & Investment Management, Inc. (19)

(h)(16)	Amendment to Expense Limitation Agreement dated August 14, 2019 is filed herewith.

(h)(17)	Amendment to Expense Limitation Agreement dated September 4, 2019 (20)

(h)(18)	Amendment to Expense Limitation Agreement dated August 18, 2020 is filed herewith.

(h)(19)	Compliance Services Agreement between Registrant and Citi Fund Services Ohio, Inc. dated as of June 30, 2016 (16)

(h)(20)	Amendment to the CCO Agreement between the Trust and Citi Fund Services Ohio, Inc. dated September 4, 2019 (21)

(h)(21)	Amended Shareholder Servicing Plan (14)

(h)(22)	Shareholder Services Plan dated December 6, 2007 is filed herewith

(i)(1)	Opinion of Counsel (13)

(i)(2)	Consent of Counsel (19)

(j)	Consent of Independent Registered Public Accounting Firm (20)

(k)	Not Applicable

(l)	Not Applicable

(m)	Not Applicable

(n)	Not Applicable

(o)	Not Applicable

(p)(1)	Code of Ethics of Registrant (2)

(p)(2)	(Second) Code of Ethics (the Citi Fund Services Ohio, Inc. Code of Ethics) for Officers of the Registrant (19)

(p)(3)	Code of Ethics of Foreside Financial Group, LLC (16)

(p)(4)	Code of Ethics of Boston Trust Investment Management Inc. (19)

(q)(1)	Powers of Attorney (5)

(q)(2)	Power of Attorney for Ms. McGeveran (16)

(1)	Filed with Post-Effective Amendment No. 51 on June 18, 1999 and incorporated by reference herein.
(2)	Filed with Post-Effective Amendment No. 103 on July 28, 2004 and incorporated by reference herein.
(3)	Filed with Post-Effective Amendment No. 111 on August 2, 2005 and incorporated by reference herein.
(4)	Filed with Post-Effective Amendment No. 118 on December 16, 2005 and incorporated by reference herein.
(5)	Filed with Post-Effective Amendment No. 126 on July 27, 2007 and incorporated by reference herein.
(6)	Filed with Post-Effective Amendment No. 123 on July 11, 2007 and incorporated by reference herein.
(7)	Filed with Post-Effective Amendment No. 133 on August 19, 2008 and incorporated by reference herein.
(8)	Filed with Post-Effective Amendment No. 136 on July 27, 2010 and incorporated by reference herein.
(9)	Filed with Post-Effective Amendment No. 137 on May 18, 2011 and incorporated by reference herein.
(10)	Filed with Post-Effective Amendment No. 140 on September 8, 2011 and incorporated by reference herein.
(11)	Filed with Post-Effective Amendment No. 143 on July 27, 2012 and incorporated by reference herein.
(12)	Filed with Post-Effective Amendment No. 145 on May 17, 2013 and incorporated by reference herein.
(13)	Filed with Post-Effective Amendment No. 149 on September 27, 2013 and incorporated by reference herein.
(14)	Filed with Post-Effective Amendment No. 153 on July 28, 2015 and incorporated by reference herein.
(15)	Filed with Post-Effective Amendment No. 155 on May 31, 2016 and incorporated by reference herein.
(16)	Filed with Post-Effective Amendment No. 158 on April 18, 2017 and incorporated by reference herein.
(17)	Filed with Post-Effective Amendment No. 160 on April 24, 2018 and incorporated by reference herein.
(18)	Filed with Post-Effective Amendment No. 162 on February 15, 2019 and incorporated by reference herein.
(19)	Filed with Post-Effective Amendment No. 163 on April 16, 2019 and incorporated by reference herein.
(20)	Filed with Post-Effective Amendment No. 165 on September 4, 2019 and incorporated by reference herein.
(21)	Filed with Post-Effective Amendment No. 167 on February 4, 2020 and incorporated by reference herein.

(22)	Filed with Post-Effective Amendment No. 169 on April 23, 2020 and incorporated by reference herein.

ITEM 29.                                                  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

Not applicable.

ITEM 30.                                                  INDEMNIFICATION

Article IV of the Registrant’s Declaration of Trust states as follows:

SECTION 4.3. MANDATORY INDEMNIFICATION.

(a)                                 Subject to the exceptions and limitations contained in paragraph

(b)                                 below:

(i)                                                 every person who is, or has been, a Trustee or officer of the Trust shall be indemnified by the Trust to the fullest extent permitted by law against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suitor proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof; and (ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include, without limitation, attorneys fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)                                             No indemnification shall be provided hereunder to a Trustee or officer:

(i)      against any liability to the Trust, a Series thereof, or the Shareholders by reason of a final adjudication by a court or other body before which a proceeding was brought that he engaged in willful misfeasance, bad faith, Gross negligence or reckless disregard of the duties involved in the conduct of his office;

(ii)        with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(iii)       in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) or (b)(ii) resulting in a payment by a Trustee or officer, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:

(A)               by the court or other body approving the settlement or other disposition; or

(B)               based upon a review of readily available facts (as opposed to a full trial-type inquiry) by (1) vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office acts on the matter) or (2) written opinion of independent legal counsel.

(c)     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Trustee or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors, administrators and assigns of such person. Nothing contained herein shall affect any rights to indemnification to which personnel of the Trust other than Trustees and officers may be entitled by contractor otherwise under law.

(d)    Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 4.3 may be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4.3, provided that either:

(i)     such undertaking is secured by a surety bond or some other appropriate security provided by the recipient, or the Trust shall be insured against losses arising out of any such advances; or

(ii)      a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees acts on the matter) or an independent legal counsel in a written opinion shall determine, based upon a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4.3, a “Disinterested Trustee” is one who is not (i) an Interested Person of the Trust (including anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), or (ii) involved in the claim, action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 31.                                                  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

(a)                                 Boston Trust Walden, Inc. (formerly, “Boston Trust Investment Management, Inc.), Boston, Massachusetts, is the investment adviser for the Funds. The business and other connections of Boston Trust Walden, Inc. are set forth in the Uniform Application for Investment Adviser Registration (“Form ADV”) of Boston Trust Walden, Inc. as currently filed with the SEC which is incorporated by reference herein.

ITEM 32.                                                  FORESIDE FINANCIAL SERVICES, LLC (f/k/a BHIL Distributors, LLC)

(a)                                 Foreside Financial Services, LLC (f/k/a BHIL Distributors, LLC) (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

a.              13D Activist Fund, Series of Northern Lights Fund Trust

b.              AAMA Equity Fund, Series of Asset Management Fund

c.               AAMA Income Fund, Series of Asset Management Fund

d.              Advisers Investment Trust

e.               Boston Trust Walden Funds

f.               Cook & Bynum Funds Trust

g.               Diamond Hill Funds

h.              Praxis Mutual Funds

i.                  SA Funds — Investment Trust

j.                 Sequoia Fund, Inc.

The following are the Officers and Manager of the Distributor. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

NAME	PRINCIPAL BUSINESS ADDRESS	POSITION WITH UNDERWRITER	POSITION WITH REGISTRANT
Richard J. Berthy	Three Canal Plaza, Suite 100 Portland, ME 04101	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100 Portland, ME 04101	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None
Susan K Moscaritolo	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100 Portland, ME 04101	Secretary	None

(b)                                 Not Applicable

ITEM 33.                                                  LOCATION OF ACCOUNTS AND RECORDS

(a)                                 The accounts, books, and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of Boston Trust Walden, Inc., One Beacon Street, Boston, Massachusetts, 02108 (records relating to its function as investment adviser); Citi Fund Services Ohio, Inc., 4400 Easton Commons, Suite 200, Columbus, Ohio 43219 (records relating to its functions as administrator), Foreside Financial Services, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101 (records relating to its role as distributor) and Boston Trust Walden Company (formerly, “Boston Trust & Investment Management Company”), One Beacon Street, Boston, Massachusetts, 02108 (records relating to its function as custodian and transfer agent).

ITEM 34.                                                  MANAGEMENT SERVICES

Not Applicable.

ITEM 35.                                                  UNDERWRITER

None

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston in the Commonwealth of Massachusetts on the 16th day of September 2020.

THE BOSTON TRUST & WALDEN FUNDS

By:	/s/ Lucia Santini
Lucia Santini
President

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Diane E. Armstrong	Trustee	September 16, 2020
Diane E. Armstrong*

/s/ Michael M. Van Buskirk	Trustee	September 16, 2020
Michael M. Van Buskirk*

/s/ Elizabeth E. McGeveran	Trustee	September 16, 2020
Elizabeth E. McGeveran*

/s/ Lucia Santini	Trustee and President	September 16, 2020
Lucia B. Santini	Principal Executive Officer

/s/ Heidi Soumerai	Trustee	September 16, 2020
Heidi Soumerai

/s/ Jennifer Ellis	Treasurer	September 16, 2020
Jennifer Ellis*	Principal Financial and Accounting Officer

By:	/s/ Michael V. Wible
Michael V. Wible, as attorney-in-fact

*  Pursuant to power of attorney

Exhibit Index

Exhibits

(a)(1)	Amended and Restated Declaration of Trust dated as of February 25, 2020

(a)(2)	Amendment to the Declaration of Trust approved August 18, 2020

(d)(6)	Amendment to the Advisory Agreement dated August 18, 2020

(e)(4)	Second Amendment to the Distribution Agreement dated August 18, 2020

(g)(6)	Amendment to Custody Agreement dated August 18, 2020

(g)(10)	Amendment to Global Custodial Services Agreement dated August 18, 2020

(h)(5)	Amendment to the Services Agreement dated August 18, 2020

(h)(10)	Amendment to Transfer Agency Agreement dated August 18, 2020

(h)(14)	Amendment to Sub-Transfer Agency Agreement dated August 18, 2020 (evidencing Fund name changes)

(h)(16)	Amendment to Expense Limitation Agreement dated August 14, 2019

(h)(18)	Amendment to Expense Limitation Agreement dated August 18, 2020

(h)(22)	Shareholder Services Plan, dated December 6, 2007, as amended